FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of June 2001


                             Commtouch Software Ltd.
                 (Translation of registrant's name into English)

                                6 Hazoran Street
                      Poleg Industrial Park, P.O. Box 8511
                              Netanya 42504, Israel
                               011-972-9-863-6888
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F         X                Form 40-F       ______
                                -------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes  ________                     No       X
                                                          -------



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                             COMMTOUCH SOFTWARE LTD.
                                    FORM 6-K




                                      INDEX


Item 1.           Recent Developments

Item 2.           Information Incorporated By Reference

Item 3.           Exhibits


Signatures

Exhibit Index


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Item 1.  Recent Developments

         The following discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. Commtouch Software Ltd.'s (all references herein to "Commtouch," "the Company," "we," "us" or "our" are to Commtouch Software Ltd.) actual results and the timing of certain events may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2000, as amended.


Financing Arrangement With Hughes Holdings LLC.

         On June 5, 2001 we entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Hughes Holdings LLC ("Hughes"). The following discussion is qualified in its entirety by reference to the text of the purchase agreement, which is attached as an exhibit to this report.

         Pursuant to the Stock Purchase Agreement, (i) commencing on June 6, 2001, and after all of the necessary approvals have been obtained, we shall sell and Hughes shall purchase 850,000 ordinary shares, par value NIS .05 per share, of our capital stock (the "Initial Shares"), at a minimum amount of $250,000 weekly, and (ii) for a period of four (4) months commencing on June 6, 2001 and ending on October 6, 2001, Hughes shall have the option to purchase up to an additional 1,400,000 ordinary shares, par value NIS .05 per share, of our capital stock (the "Option Shares"). In the event Hughes does not perform its obligations to purchase the minimum amount of $250,000 weekly, during any continuous two-week period during the term of the Stock Purchase Agreement, any and all of Commtouch's obligations thereunder shall terminate.

         If all of the closing conditions as set forth in the Stock Purchase Agreement have been met and in the event we do not deliver the stock certificate(s) representing the Initial Shares or the Option Shares, as the case may be, or Hughes fails to deliver any payments under the Stock Purchase Agreement, such defaulting party shall be obligated to pay a penalty to the non-defaulting party between two percent (2%) and five percent (5%) of the default amount depending on the number of days until such delivery is made.

         In addition, at the time of each sale, we shall issue to Hughes warrants in a proportion of ten percent (10%) of the Initial Shares and the Options Shares, as the case may be, purchased by Hughes to purchase up to an additional 85,000 shares of our capital stock at an exercise price of $1.20 per share in the event Hughes purchases all of the Initial Shares, and an additional option to purchase up to 140,000 shares of our capital stock may be issued (the "Option Warrant") in the event Hughes elects to purchase all of the Option Shares. The Option Warrant shall be exercisable for shares of our common stock at one hundred twenty percent (120%) of the applicable purchase price (as set forth below).

         Hughes purchase price, and consequently the number of shares purchased, will fluctuate based upon the daily volume weighted average price over a 5-day trading period. However, if the pricing period is less than $0.75 cents Hughes can purchase $250,000 worth of stock at the $0.75 less the allowed 10% discount or choose not to fund. We will not be obligated to sell any Shares pursuant to this Stock Purchase Agreement below the $0.75 less the 10% discount, unless otherwise agreed by Hughes and us. Hughes shall have no obligation to us if the purchase price falls below $0.75.

         The shares issuable to Hughes will originate from the 4,000,000 shares previously registered under a registration statement declared effective by the Securities and Exchange Commission in December 2000. We intend to prepare and file such amendments and supplements to the registration statement and the prospectus which is a part of the registration statement as may be necessary under the Securities Act and the rules and regulations promulgated under it, in order to update the registration statement.

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         The closing or closings of the Initial Shares and the Option Shares, as the case may be, shall take place as soon as practicable after the closing conditions set forth in the Stock Purchase Agreement have been met by the parties and in amounts of no less than $250,000 and no greater than $2,000,000 (per closing) worth of the Initial Shares or the Option Shares, as the case may be, which shall be purchased weekly.

         Hughes obligation to purchase shares is subject to the following conditions, among others:

                  The number of shares we may sell to Hughes, when aggregated with all other shares then owned by Hughes, cannot exceed 19.9% of the total ordinary shares we then have outstanding, and we will not be obligated to issue in excess of 19.9% of our outstanding capital stock.

                  Our ordinary shares continue to be traded on the NASDAQ National Market ("NASDAQ").

                  The  registration  statement  referred  to above  must  remain
                  effective  and  we  must  have  sufficient   remaining  unsold
                  registered shares to deliver to Hughes.

                  Any and all necessary and required approvals and consents, including as may be required under Israeli law, including without limitation, approvals required by the office of any Chief Scientist, have been obtained.

                  In the event we are required to obtain shareholder or NASDAQ approval with respect to part or all of the transactions contemplated herein, we shall have the right to terminate the Agreement absent such shareholder approval.

         We might not be able to satisfy all conditions required to sell the shares to Hughes at any given time. If this occurs, we would likely need to raise money from other sources in order to continue to fund our operations. Such alternative funding might not be available. Also, we cannot sell the shares to Hughes at a time when we have not publicly disclosed material information about us.

         In connection with the our entering into the Stock Purchase Agreement, the Ordinary Share Purchase Agreement between Torneaux Fund Ltd., a Bahamian limited liability company ("Torneaux"), and the Company, dated as of January 23, 2001, in which we had an option for a twenty-four (24) month period to sell our ordinary shares to Torneaux for a maximum amount of $40,000,000, was terminated by Torneaux.

         Nothing in this discussion should be taken as an indication or projection by us that the price of our ordinary shares will attain any particular levels, including levels sufficient to allow us to sell the maximum amount of shares under the Stock Purchase Agreement.


Item 2.     Information Incorporated by Reference

The information in this Report on Form 6-K and the exhibits herein are incorporated by reference into all Registration Statements which we have filed or which we will file in the future under the Securities Act of 1933, as amended, which permit such reports to be so incorporated.


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Item 3.           Exhibits

         The  exhibits   listed  on  the  Exhibit  Index  attached   hereto  are
incorporated by reference.



Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   COMMTOUCH SOFTWARE LTD.
                                                        (Registrant)



Date     June 12, 2001                      By      /s/  Sunil Bhardwaj
     ------------------------                  ---------------------------------
                                                         Sunil Bhardwaj
                                                     Chief Financial Officer


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                                  Exhibit Index


Exhibit           Description of Document
-------           -----------------------

1. Stock Purchase Agreement between Commtouch Software Ltd. and Hughes Holdings LLC., dated June 5, 2001.



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